          As filed with the Securities and Exchange Commission on April 30, 1999

                                            1933 Act Registration No.___________
                                            1940 Act Registration No.___________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.       Exact name of trust:      AIM SUMMIT INVESTORS PLANS II

B.       Name of depositor:        A I M DISTRIBUTORS, INC.

C.       Complete address of depositor's principal executive offices:

                           11 Greenway Plaza, Suite 100
                           Houston, Texas  77046-1173

D.       Name and address of agent for service:

                           Michael J. Cemo, President
                           A I M Distributors, Inc.
                           11 Greenway Plaza, Suite 100
                           Houston, Texas  77046-1173

                           with a copy to:

                           Stephen I. Winer, Esquire
                           A I M Distributors, Inc.
                           11 Greenway Plaza, Suite 100
                           Houston, Texas  77046-1173

                           Martha J. Hays, Esquire
                           Ballard Spahr Andrews & Ingersoll, LLP
                           1735 Market Street, 51st Floor
                           Philadelphia, Pennsylvania  19103-7599

         It is proposed that this filing will become effective (check appropriate box):

                           immediately upon filing pursuant to paragraph (b)
                  -----
                           on (date) pursuant to paragraph (b)
                  -----
                           60 days after filing pursuant
                  -----    to paragraph (a)(1)

                    X      on July 1, 1999 pursuant to paragraph (a)(1) of rule
                  -----    485

                           this post-effective amendment designates a
                  ----- new effective date for a previously filed post-effective amendment.


                            (Continued on Next Page)

E.       Title and amount of securities being registered:

                  AIM Summit Investors Plans II, an indefinite amount of periodic payment plans being registered.

F.       Approximate date of proposed public offering:
                  July 1, 1999

        AIM SUMMIT INVESTORS PLANS II

        ------------------------------------------------------------------------

        PROSPECTUS
        JULY 1, 1999

        AIM Summit Investors Plans II provides for the accumulation of Class II Shares of AIM Summit Fund, Inc.

        Class II Shares of AIM Summit Fund, Inc. are offered to and may be purchased by the general public only through AIM Summit Investors Plans II. Details of AIM Summit Fund, Inc. are found in the AIM Summit Fund, Inc. Prospectus located at the back of this Prospectus. You should read both this Prospectus and the Prospectus of AIM Summit Fund, Inc. and keep these Prospectuses for future reference.

        AS WITH ALL OTHER INVESTMENT COMPANY SECURITIES, THE SECURITIES AND
             EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE
        SECURITIES OR DETERMINED WHETHER THE INFORMATION IN THIS PROSPECTUS
            IS ADEQUATE OR ACCURATE. ANYONE WHO TELLS YOU OTHERWISE IS
                                COMMITTING A CRIME.

    [AIM LOGO APPEARS HERE]                          INVEST WITH DISCIPLINE
                                                   --Registered Trademark--

                               TABLE OF CONTENTS

                                                                PAGE
Introduction................................................      1
Allocation of Investments and Deductions....................      2
Total 25 Year Allocations of Investments and Deductions When
  Extended Investment Option is Used........................      3
A Typical $50 Monthly Investment Plan.......................      4
Annual Fund Operating Expenses..............................      4
How To Start a Plan.........................................      5
Rights and Privileges of Planholders........................      5
     Reinvestment of Income Dividends and Capital Gains
      Distributions.........................................      5
     Rights of Accumulation.................................      5
     Federal Income Tax Withholding.........................      6
     Voting Rights..........................................      6
     Statements, Reports and Notices........................      6
     Retirement Plans.......................................      6
     Automatic Investment Program...........................      6
     Transfer or Assignment.................................      6
     Making Preinvestments to Complete the Plan Ahead of
      Schedule..............................................      7
     Changing the Face Amount of a Plan.....................      7
     Extended Investment Option.............................      7
     Systematic Withdrawal Program..........................      7
     Cancellation and Refund Rights.........................      8
     Partial Withdrawal or Partial Liquidation Without
      Termination...........................................      8
     Complete Withdrawal or Termination.....................      9
     Plan Reinstatement Privilege...........................     10
     Continuation of Custodianship..........................     10
Custodian and Sponsor Charges...............................     10
     Creation and Sales Charges.............................     10
     Service Charges and Other Fees.........................     10
Taxes.......................................................     11
Substitution of Shares......................................     11
Termination of a Plan.......................................     12
The Custodian...............................................     12
The Sponsor.................................................     13
General.....................................................     15
AIM Summit Fund, Inc. Class II Shares Prospectus............    A-1

                            ------------------------

     NO SALESMAN, DEALER OR OTHER PERSON IS AUTHORIZED BY THE SPONSOR OR AIM SUMMIT FUND, INC. TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR IN THE PROSPECTUS OF THE CLASS II SHARES OF AIM SUMMIT FUND, INC. OR IN ANY OTHER PRINTED OR WRITTEN MATERIAL AUTHORIZED BY THE SPONSOR OR AIM SUMMIT FUND, INC., AND NO PERSON SHOULD RELY UPON ANY INFORMATION NOT CONTAINED IN THESE MATERIALS.

                                  INTRODUCTION

     Many people recognize the desirability of accumulating an investment portfolio through a planned long-range investment program, but find it difficult to save the necessary money to make periodic stock purchases. AIM Summit Investors Plans II (Plans) is designed to provide you an effective and convenient method to create an investment fund for your future capital or income needs by systematically investing a modest sum each month in shares of a mutual fund.

     Plans for the accumulation of Class II shares of AIM Summit Fund, Inc.
(Fund) are offered by A I M Distributors, Inc., the sponsor and principal underwriter(AIM Distributors or Sponsor). A Plan calls for fixed monthly investments for 15 years (180 investments). You have the option to make additional monthly investments for up to a total of 25 years (300 investments).

     Investments under a Plan are applied, after authorized deductions, to the purchase of Class II Shares of the Fund (Class II Shares) at net asset value. These shares should be considered a long-term investment and are not suitable if you are seeking quick profits or if you might not be able to complete a Plan. A front-end sales load (Creation and Sales Charge) is deducted from the first 12 investments. Because of the Creation and Sales Charge, withdrawal of an investment or termination of a Plan during the early years of a Plan will probably result in a loss to the investor.

     Investments made through a Plan will not result in direct ownership of Class II Shares. Your Plan represents an interest in a trust which has direct ownership of the Class II Shares. You have a beneficial interest in the underlying shares of the Fund.

     YOU HAVE THE RIGHT TO A 45 DAY REFUND OF YOUR INVESTMENT, AS WELL AS CERTAIN OTHER LIMITED REFUND RIGHTS FOR CERTAIN PERIODS OF TIME AND UNDER THE CONDITIONS DESCRIBED IN MORE DETAIL UNDER THE HEADING "CANCELLATION AND REFUND RIGHTS" ON PAGE 8.

     The value of the Class II Shares will change when the values of the securities in the Fund's portfolio change. A Plan calls for monthly investments at regular intervals regardless of the value of the Class II Shares. You should therefore consider your financial ability to continue a Plan. A Plan offers no assurance against loss in a declining market. Terminating a Plan at a time when the value of the Class II Shares then held is less than their cost will result in a loss. Prepayment of all or part of the first year's investments in a Plan increases the possible loss in the event of early termination. CLASS II SHARES ARE OFFERED TO THE GENERAL PUBLIC ONLY THROUGH AIM SUMMIT INVESTORS PLANS II.

     As described in the attached Prospectus of the Fund, the Fund is an open-end, diversified investment company whose objective is capital growth. Although the Fund may purchase income-producing securities, income will generally not be a consideration in the selection of securities for the Fund's portfolio. Ownership of Class II Shares through a Plan provides you with several advantages:

          (1) Diversification -- By pooling the money invested by many investors, the Fund will be able to reduce (but not eliminate) risk by diversifying its holdings among many securities in order to minimize the portfolio impact of any single investment.

          (2) Economics of Size -- Purchases and sales of securities often entail disproportionately large unit costs on small transactions. The size and volume of the Fund's portfolio transactions should enable it to effect such transactions at better net unit prices than an individual could achieve.

          (3) Professional Management -- Investors may benefit from the full-time skill and attention of professional managers.

     The Plans contain a Creation and Sales Charge of up to 50% of the first 12 investments.

     A Plan may be terminated by the Custodian or Sponsor if you fail to make investments under your Plan for a period of 6 months or if Class II Shares are not available and a substitution is not made. See "Termination of a Plan" at page 12.

                    ALLOCATION OF INVESTMENTS AND DEDUCTIONS
                                 15 YEAR PLANS

                                                                          % OF TOTAL DEDUCTIONS
                                      CREATION AND SALES CHARGES         ------------------------
                                 -------------------------------------                   TO NET
     MONTHLY                        PER           PER                                  INVESTMENT    MONTHLY
    INVESTMENT       TOTAL       INVESTMENT   INVESTMENT                  TO TOTAL      IN FUND     INVESTMENT
       UNIT       INVESTMENTS    1 THRU 12    13 THRU 180    TOTAL(A)    INVESTMENTS     SHARES        UNIT
    ----------   -------------   ----------   -----------   ----------   -----------   ----------   ----------
    $    50.00   $    9,000.00   $   25.00        $0        $   300.00      3.33%         3.45%     $    50.00
         75.00       13,500.00       37.50         0            450.00      3.33%         3.45%          75.00
        100.00       18,000.00       50.00         0            600.00      3.33%         3.45%         100.00
        125.00       22,500.00       62.50         0            750.00      3.33%         3.45%         125.00
        150.00       27,000.00       75.00         0            900.00      3.33%         3.45%         150.00
        166.66       29,998.80       83.33         0            999.96      3.33%         3.45%         166.66
        200.00       36,000.00      100.00         0          1,200.00      3.33%         3.45%         200.00
        250.00       45,000.00      125.00         0          1,500.00      3.33%         3.45%         250.00
        300.00       54,000.00      150.00         0          1,800.00      3.33%         3.45%         300.00
        350.00       63,000.00      175.00         0          2,100.00      3.33%         3.45%         350.00
        400.00       72,000.00      200.00         0          2,400.00      3.33%         3.45%         400.00
        450.00       81,000.00      225.00         0          2,700.00      3.33%         3.45%         450.00
        500.00       90,000.00      250.00         0          3,000.00      3.33%         3.45%         500.00
        600.00      108,000.00      300.00         0          3,600.00      3.33%         3.45%         600.00
        700.00      126,000.00      350.00         0          4,200.00      3.33%         3.45%         700.00
        800.00      144,000.00      400.00         0          4,800.00      3.33%         3.45%         800.00
        900.00      162,000.00      450.00         0          5,400.00      3.33%         3.45%         900.00
      1,000.00      180,000.00      500.00         0          6,000.00      3.33%         3.45%       1,000.00
      1,250.00      225,000.00      625.00         0          7,500.00      3.33%         3.45%       1,250.00
      1,500.00      270,000.00      675.00         0          8,100.00      3.00%         3.09%       1,500.00
      1,750.00      315,000.00      700.00         0          8,400.00      2.67%         2.74%       1,750.00
      2,000.00      360,000.00      750.00         0          9,000.00      2.50%         2.56%       2,000.00
      2,500.00      450,000.00      812.50         0          9,750.00      2.17%         2.21%       2,500.00
      5,000.00      900,000.00    1,250.00         0         15,000.00      1.67%         1.69%       5,000.00
     10,000.00    1,800,000.00    1,500.00         0         18,000.00      1.00%         1.01%      10,000.00

NOTES:


   (A) Does not include an annual distribution and service fee paid by the Fund of up to 0.30% based on the Fund's average daily net assets. See "Distribution Plan" in the Fund's
        Prospectus.

          TOTAL 25 YEAR ALLOCATIONS OF INVESTMENTS AND DEDUCTIONS WHEN
                       EXTENDED INVESTMENT OPTION IS USED

    (Please see page 7 for a description of the Extended Investment Option.)

                                                                              % OF TOTAL DEDUCTIONS
                                                                           ---------------------------
 MONTHLY                                                         TOTAL         TO           TO NET        MONTHLY
INVESTMENT       TOTAL       PER INVESTMENT   PER INVESTMENT     SALES        TOTAL      INVESTMENT IN   INVESTMENT
   UNIT       INVESTMENTS      1 THRU 12       13 THRU 300     CHARGE(A)   INVESTMENTS    FUND SHARES       UNIT
----------   -------------   --------------   --------------   ---------   -----------   -------------   ----------
$   50.00    $   15,000.00         25.00            $0            300.00      2.00%          2.04%       $   50.00
    75.00        22,500.00         37.50             0            450.00      2.00%          2.04%           75.00
   100.00        30,000.00         50.00             0            600.00      2.00%          2.04%          100.00
   125.00        37,500.00         62.50             0            750.00      2.00%          2.04%          125.00
   150.00        45,000.00         75.00             0            900.00      2.00%          2.04%          150.00
   166.66        49,998.00         83.33             0            999.96      2.00%          2.04%          166.66
   200.00        60,000.00        100.00             0          1,200.00      2.00%          2.04%          200.00
   250.00        75,000.00        125.00             0          1,500.00      2.00%          2.04%          250.00
   300.00        90,000.00        150.00             0          1,800.00      2.00%          2.04%          300.00
   350.00       105,000.00        175.00             0          2,100.00      2.00%          2.04%          350.00
   400.00       120,000.00        200.00             0          2,400.00      2.00%          2.04%          400.00
   450.00       135,000.00        225.00             0          2,700.00      2.00%          2.04%          450.00
   500.00       150,000.00        250.00             0          3,000.00      2.00%          2.04%          500.00
   600.00       180,000.00        300.00             0          3,600.00      2.00%          2.04%          600.00
   700.00       210,000.00        350.00             0          4,200.00      2.00%          2.04%          700.00
   800.00       240,000.00        400.00             0          4,800.00      2.00%          2.04%          800.00
   900.00       270,000.00        450.00             0          5,400.00      2.00%          2.04%          900.00
 1,000.00       300,000.00        500.00             0          6,000.00      2.00%          2.04%        1,000.00
 1,250.00       375,000.00        625.00             0          7,500.00      2.00%          2.04%        1,250.00
 1,500.00       450,000.00        675.00             0          8,100.00      1.80%          1.83%        1,500.00
 1,750.00       525,000.00        700.00             0          8,400.00      1.60%          1.63%        1,750.00
 2,000.00       600,000.00        750.00             0          9,000.00      1.50%          1.52%        2,000.00
 2,500.00       750,000.00        812.50             0          9,750.00      1.30%          1.32%        2,500.00
 5,000.00     1,500,000.00      1,250.00             0         15,000.00      1.00%          1.01%        5,000.00
10,000.00     3,000,000.00      1,500.00             0         18,000.00      0.60%          0.60%       10,000.00

NOTES:

   (A) Does not include an annual distribution and service fee paid by the Fund of up to 0.30% based on the Fund's average daily net assets. See "Distribution Plan" in the Fund's
        Prospectus.

                     A TYPICAL $50 MONTHLY INVESTMENT PLAN

  (ASSUMING THAT ALL INVESTMENTS ARE MADE IN ACCORDANCE WITH THE TERMS OF THE
                                     PLAN)

                                                                        AT THE END OF                   AT THE END OF
                                                                           6 MONTHS                         1 YEAR
                                                                       (6 INVESTMENTS)                 (12 INVESTMENTS)
                                                                 ----------------------------    ----------------------------
                                                  % OF TOTAL                      % OF TOTAL                      % OF TOTAL
                                      AMOUNT      INVESTMENTS       AMOUNT        INVESTMENTS       AMOUNT        INVESTMENTS
    15 YEARS (180 INVESTMENTS)
Total Investments.................  $ 9,000.00       100.00%     $      300.00         100.00%   $      600.00         100.00%
Deduct:
    Creation and Sales Charge.....      300.00         3.33             150.00          50.00           300.00          50.00
Net Amount Invested Under Plan....    8,700.00        96.67             150.00          50.00           300.00          50.00

    25 YEARS (300 INVESTMENTS)
Total Investments (A).............  $15,000.00       100.00%     $      300.00         100.00%   $      600.00         100.00%
Deduct:
    Creation and Sales Charges....      300.00         2.00             150.00          50.00           300.00          50.00
Net Amount Invested Under Plan....   14,700.00        98.00             150.00          50.00           300.00          50.00

                                         AT THE END OF
                                            2 YEARS
                                        (24 INVESTMENTS)
                                    ------------------------
                                                 % OF TOTAL
                                     AMOUNT      INVESTMENTS
    15 YEARS (180 INVESTMENTS)
Total Investments.................  $1,200.00         100.00%
Deduct:
    Creation and Sales Charge.....     300.00          25.00
Net Amount Invested Under Plan....     900.00          75.00
    25 YEARS (300 INVESTMENTS)
Total Investments (A).............  $1,200.00         100.00%
Deduct:
    Creation and Sales Charges....     300.00          25.00
Net Amount Invested Under Plan....     900.00          75.00

NOTES:

  (A) The 25-year investment schedule reflects the charges applicable to a 15-year Plan which is continued under the Extended Investment Option.

     Dividends and distributions received on Class II Shares during the periods shown above have not been included or reflected in any way in the amounts shown in the table. Amounts available for dividends and distributions take into account expenses of the Fund.

                         ANNUAL FUND OPERATING EXPENSES

                (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)(1)

Management Fees.............................................  0.64%
Distribution and/or Service (12b-1) Fees....................  0.30
Other Expenses..............................................  2.53
Total Annual Fund Operating Expenses........................  3.47
Expense Reimbursements(2)...................................  1.97
Net Expenses................................................  1.50%

NOTES:

  (1) The fees and expenses are based on estimated average net assets for Class II Shares.

  (2) The investment advisor has contractually agreed to reimburse a portion of Class II Shares expenses.

                              HOW TO START A PLAN

     To start a Plan, you must complete an application and mail it to AIM Distributors, together with a check. Your check should be in the amount of your initial monthly investment unit and payable to State Street Bank and Trust Company, Custodian. After your application has been accepted, a Plan will be established for you and you will receive a statement showing the number of Class II Shares purchased for your account. You will then send regular monthly investments, made payable to the State Street Bank and Trust Company, directly to the Custodian's administrative service agent, Boston Financial Data Services, Inc. (BFDS), P.O. Box 8300, Boston, Massachusetts 02266-8300. Investments, will be applied toward the purchase of Class II Shares at their net asset value.

                      RIGHTS AND PRIVILEGES OF PLANHOLDERS

     All Plans are registered in your name at the time of issuance and constitute an individual agreement among you, the Sponsor and the Custodian. Although the Sponsor and Custodian may make amendments to the Custodian Agreement which do not adversely affect you, no agent or other person can otherwise change the terms of your Plan, or bind the Sponsor, BFDS, the Custodian or the issuer of the Class II Shares by any statement, written or oral, not contained in this Prospectus. Under the terms of the Plan, you enjoy certain rights, privileges and options which are described as follows:

1. REINVESTMENT OF INCOME DIVIDENDS AND CAPITAL GAINS DISTRIBUTIONS

     Unless otherwise directed by you, all income dividends and capital gains distributions, in whatever form received and after applicable deductions, are automatically used to purchase additional Class II Shares at net asset value. No sales charge is made on any such reinvestment. You may instruct BFDS by written notice, received at least seven days prior to the record date of an income dividend or capital gains distribution, to remit the net amount of such dividend or distribution to you. You may change these directions at any time. You must reinvest dividends and distributions for qualified retirement plans, including Individual Retirement Accounts (IRAs), unless you are age 59 1/2 or older.

     You need to report your portion of dividends and distributions paid by the Fund for income tax purposes, whether they are invested in additional Class II Shares or paid in cash. (Qualified retirement plans, including IRAs, may be entitled to defer taxes until some later date.)

2. RIGHTS OF ACCUMULATION

     Any person may combine the face amounts of two or more Plans purchased at any time of the value of any other AIM Funds or Plans then owned to take advantage of the lower Creation and Sales Charges available on larger sized investments. The term "any person" includes an individual, his or her spouse and children under the age of 21, and a trustee or other fiduciary of a single trust estate or a single fiduciary account (including a pension, profit-sharing or other employee benefit trust created pursuant to a plan) even though more than one beneficiary is involved. The term "any person" does not include a group of individuals whose funds are combined, directly or indirectly, for the purchase of redeemable securities of a registered investment company whether jointly or through a trustee, agent, custodian or other representative for such a group of individuals.

     To qualify for the reduced Creation and Sales Charges, you must submit all of the applications for the Plans involved at the same time and include a letter from you (or your dealer) requesting that the face amounts of your Plans and the value of any other AIM Funds then owned be aggregated for the purpose of determining the applicable Creation and Sales Charges. If you discontinue investments under one or more of your Plans, the remaining Creation and Sales Charges will be changed to reflect the charges applicable to the Plans that remain in effect.

     When purchasing any new Plan(s), "any person" (as defined above) may qualify for a reduced Creation and Sales Charge by combining the face amount of any existing Plan(s) on which investments are current with the face amount of the new purchase. When increasing the face amount of any existing Plan(s) on which investments are current, "any person" (as defined above) may qualify for a reduced Creation and Sales Charge applicable to the value of the changed Plan. For rights of accumulation, a Plan is considered to be current if: (a) it has been completed and not redeemed; (b) it has not been completed but has at least as many investments recorded as there are months elapsed since establishment or since being increased; or (c) it is a qualified retirement plan, including an IRA. The reduced Creation and Sales Charges apply to payments made after the Sponsor has been notified of the eligibility of such Plans for reduced Creation and Sales Charges and has received the information necessary to confirm such eligibility. In the case of existing IRA Plans at the $166.66 per month level, the reduced Creation and Sales Charges will apply to payments made on both the existing Plan and the new Plan.

3. FEDERAL INCOME TAX WITHHOLDING

     As an additional service, BFDS may withhold 28% of any income dividend or capital gains distribution by the Fund and send that amount to the Internal Revenue Service as a credit against your tax liability, if any. The amount withheld may or may not be equal to the additional taxes you may owe due to the dividend or distribution. The withholding service, however, is only available to you if you reinvest your distributions in full. If you elect to authorize this withholding, the number of Class II Shares purchased with the remainder of the income dividend or capital gains distribution will be less than would have otherwise been the case.

     This service is available with respect to all Plans except qualified retirement plans, including IRAs. You may initiate this option upon written request to BFDS. Once initiated, the withholding remains in effect until you notify BFDS in writing to terminate the withholding.

4. VOTING RIGHTS

     You will receive a notice and related proxy statement for each meeting of the Fund's shareholders. The Custodian will vote the shares held in your account as you instruct on the voting instructions card which will accompany the notice and proxy statement. If the voting instructions card is validly executed and returned without specification of a choice, the shares will be voted in favor of the proposals of the Fund's management. The Custodian will vote shares for which no valid voting instructions have been received in the same proportion as it votes shares for which it has received instructions. You may attend any such meetings, and if you desire to vote in person the shares held in your account, you may make a written request to the Custodian prior to the meeting for a proxy which will permit the shares to be voted in person.

5. STATEMENTS, REPORTS AND NOTICES

     BFDS will mail to you a statement for each investment stating the price per Class II Shares purchased and the total number of Class II Shares held for your account. A notice of the next investment due is also included. You will also receive at least annually a current Fund prospectus and audited financial statements of the Fund, including a complete list of all securities held in the Fund's portfolio, and copies of all other reports sent by the Fund to its shareholders. You will also be sent notices of all income dividends and capital gains distributions made with respect to Class II Shares, together with tax reporting information relating to such dividends and distributions. Any notices, reports or documents required or authorized to be given or sent to you under this Prospectus will be conclusively deemed to have been given or sent upon mailing to your address of record, and the date of such mailing will be deemed the date of the giving of such notice.

6. RETIREMENT PLANS

     You may use a Plan to establish tax-deferred qualified retirement plans such as IRAs, IRA-SEPs, Profit Sharing Plans and Money Purchase Plans. Detailed information concerning such plans is available from the Sponsor. The information sets forth the additional service fees charged for such retirement plans. The annual maintenance fee charged by the Custodian for plans offered by the Sponsor is found under the Service Charges and Other Fees on page 10. This fee will be deducted from plan shares unless it is paid in advance. In addition, IRA rollover or transfer contributions can be accepted into a Plan from qualified individuals. However, a tax-deferred qualified retirement plan may not be established by changing the registration of an existing plan.

7. AUTOMATIC INVESTMENT PROGRAM

     If you wish to have investments in your Plan made automatically without having to write a check each month, you may request that investments be made by means of pre-authorized checks. Under this program, each month BFDS will draft your bank account in the amount of the monthly payment. In addition, for U.S. military personnel, you may choose to have investments in your Plan made automatically through a government allotment. The proceeds of the draft or government allotment (less applicable Creation and Sales Charges and other applicable fees and charges) will be invested in your account.

     To initiate a Pre-Authorized Check Investment Program, you should complete the appropriate forms and forward them to BFDS. You may terminate a Pre-Authorized Check Investment Program at any time by written notice to BFDS at least five days prior to the date of the next scheduled draft.

8. TRANSFER OR ASSIGNMENT

     To secure a loan, you may assign your right, title and interest in a Plan to a bank or other lending institution. (Qualified retirement plans, including IRAs, are required by federal tax law to be non-assignable.) The bank or other lending institution, however, will not be entitled to exercise the right of partial withdrawal or partial liquidation. During the term of the assignment, you will be entitled to all dividends and distributions on Class II Shares. In addition, you may:

          (a) transfer your right, title and interest to another person whose only right shall be the privilege of complete withdrawal from the Plan; or

          (b) transfer your right, title and interest to another person, trustee or custodian acceptable to the Sponsor, who has made application to the Sponsor for a similar Plan.

     The Custodian will, at the request of the assignee, record an assignment until such time as the assignee notifies BFDS that the assignment has been released. No such assignment will be binding on the Custodian until it is recorded. Until the Custodian and the Sponsor have permitted such assignment to be recorded, they may treat you as the sole and absolute owner of the Plan and the related Class II Shares.

9. MAKING PREINVESTMENTS TO COMPLETE THE PLAN AHEAD OF SCHEDULE

     You may complete a Plan ahead of schedule by making investments in advance of their due dates; but you may make no more than 24 investments in one calendar year including any monthly investments. In addition to these advance investments, you may make an additional 24 investments which may be made initially or at any time during the life of the Plan. You may accrue and pay investments in a lump sum. These preinvestments provisions may be waived only
(a) to make a Plan that is in arrears current, (b) for a transfer of assets from a tax-sheltered retirement plan to a Fund tax-sheltered retirement plan, or (c) if the Planholder dies, to allow the Plan to be completed at one time by the estate or beneficiary. The Creation and Sales Charges are not reduced for accelerated investments.

10. CHANGING THE FACE AMOUNT OF A PLAN

     You may increase the amount of your Plan at any time. In addition, prior to making the 12th investment under a Plan, you may decrease the amount of your Plan by as much as 50% of the face amount. You should send requests for changes in the face amount of your Plan and a completed Plan application for the new face amount to AIM Distributors. The new Plan must be in one of the denominations listed on page 2. An increase in a Plan amount does not create new cancellation and refund rights that are created when a new Plan is issued. The Creation and Sales Charges already paid on the existing Plan will be recomputed and applied as a credit to the Creation and Sales Charges due on the new Plan at the time that it is established. Any additional Creation and Sales Charges due on the new Plan will be deducted on a pro rata basis from each of the first 12 payments made under the new Plan. For a period of 12 months following a face change increase, you may decrease the increased Plan to a smaller plan size, but not smaller than the original Plan prior to the increase. Investments already made will be credited to the new Plan.

11. EXTENDED INVESTMENT OPTION

     You may continue making monthly investments pursuant to the Extended Investment Option after completing all scheduled investments under your Plan. You may stop all future investments under this option by notifying BFDS in writing, after which no additional investments will be permitted and the Plan will be deemed completed. If you fail to make regularly scheduled investments, under this option, for six consecutive months after being credited for any advance investments made under the option, you forfeit the right to make additional investments, and the Plan may be terminated by the Sponsor or the Custodian. The Sponsor and Custodian will not require termination of an Extended Investment Option until you make the 300th payment under your Plan even if such payment is more than 25 years from the issuance date.

12. SYSTEMATIC WITHDRAWAL PROGRAM

     When you complete all regularly scheduled investments, you may choose to establish a Systematic Withdrawal Program. If you are holding Plans in IRAs, Keogh plans, or other retirement plans you may choose to establish a Systematic Withdrawal Program by notifying the Sponsor that you do not intend to make any further Plan payments. Under this program, you may choose to receive monthly or quarterly checks in any amount of $50 or more. To provide funds for these payments, the Custodian, as your agent, will on the first business day of each month or quarter redeem shares held in your account at the net asset value of the Fund in effect at the time of each such redemption. You may change the amount of payments made to you under a Systematic Withdrawal Program or discontinue a Systematic Withdrawal Program at any time.

     While a Systematic Withdrawal Program is in effect, you may not elect to receive dividends and distributions in cash on Class II Shares held in your account. You may not simultaneously maintain an uncompleted Plan and a Systematic Withdrawal Program.

     The IRS considers payments you receive under a Systematic Withdrawal Program as a taxable transaction. Since such payments are funded by the redemption of shares of the Fund, they will be treated for tax purposes as a sale or exchange of a capital asset, resulting in the recognition of a capital gain or loss, rather than as ordinary income.

13. CANCELLATION AND REFUND RIGHTS

     You have certain rights of cancellation. Within 60 days after issuance of the Plan, the Sponsor will send to you a notice regarding your cancellation rights. If you elect to cancel your Plan, you must submit a written request to BFDS so that it is received within 45 days after the mailing of that notice. You will receive a cash refund equal to the sum of (1) the total current net asset value of the Class II Shares credited to your Plan account on the date that the cancellation request is received by BFDS and (2) an amount equal to the difference between the total investments made under the Plan and the net amount invested in Class II Shares.

     In addition, you may submit a written request to BFDS at any time within an 18-month period beginning on the date of the issuance of the Plan and receive from the Sponsor a cash payment equal to the sum of (1) the total current net asset value of the Class II Shares credited to the account on the date of redemption and (2) the amount by which the Creation and Sales Charges deducted from the Planholder's total investments exceed 15% of the investments made up to the date of redemption. Service charges and other fees are not refundable.

     In order to receive the above refunds, your request should be sent in writing, with the signature guaranteed, as required by the Custodian, to Boston Financial Data Services, Inc., P.O. Box 8300, Boston, Massachusetts 02266-8300.

     The Sponsor will send you a written notice of the 18-month right of cancellation if either of the following occurs: (a) if during the first 15 months after the date of issuance of the Plan, you have missed three investments or more; or (b) if following the first 15 months after the date of issuance of the Plan (but prior to 18 months after such date), you have missed one investment or more. If the Sponsor has previously sent a notice in connection with event (a) above, a second notice will not be sent even if additional investments are missed. These notices will inform you of your Plan cancellation rights as set forth above, and also will include the value of the account and the amount you would be entitled to receive upon cancellation, as of the date of the notice.

14. PARTIAL WITHDRAWAL OR PARTIAL LIQUIDATION WITHOUT TERMINATION

     If you wish to withdraw part of your investment in your Plan without terminating your Plan, you may do so either by written instruction to the Custodian, or by calling BFDS at (617) 483-5000, subject to the restrictions specified below.

     If you wish to receive cash instead of Class II Shares, you may direct the Custodian, acting as your agent, to withdraw and then redeem (liquidate) part of your shares and remit the net proceeds to you, again subject to the restrictions specified below. When a partial liquidation has been effected through the redemption of Class II Shares by the Custodian, you may, but are not required to, restore the value of your Plan by remitting to BFDS an amount equal to the cash withdrawal, which amount will be used to purchase Class II Shares for your account at the next determined net asset value of the Class II Shares. This restoration cannot be made earlier than 90 days (45 days for Individual Retirement Accounts) following a partial liquidation. All reinvestments must be at least $500 or the unrestored amount of the cash withdrawal, whichever is less. There may be federal income tax consequences upon a partial liquidation of Class II Shares. Restoration of a partial liquidation of IRA shares must be made within 60 days in order to avoid tax consequences, including early withdrawal penalties. See "Taxes." You may, however, make a partial withdrawal and reinvestment in a manner which complies with the Internal Revenue Code rules relating to IRA rollovers.

     The partial liquidation and restoration privilege is intended to enable you to use funds invested in a Plan. The Sponsor may limit you to exercising the partial liquidation and restoration privilege once during a calendar year, although the Sponsor currently does not enforce this limit. The Sponsor may also impose such additional restrictions as, in its judgment, are necessary to conform to the requirements of Section 2830 of the National Association of Securities Dealers' Conduct Rules.

     A partial withdrawal or liquidation will only be allowed if you have owned your Plan for at least 45 days. The number of Class II Shares involved cannot exceed 90% of the shares in your account and the amount involved must be at least $100. You will be liable for any transfer taxes that may be required. Restorations of amounts you withdraw as a partial liquidation should be clearly identified as such, in order to distinguish them from additional payments. A partial withdrawal or liquidation will not affect the total number of Plan investments, the period in which such investments are to be made, or the unpaid balance of Plan investments under your Plan.

     You may also request partial withdrawals or partial liquidations by telephone by calling BFDS at (617) 483-5000. If you do not wish to allow withdrawals by telephone by any person in your account, you should decline that option on the account application. You may use the telephone withdrawal or liquidation feature only if: (a) the proceeds are made payable to the planholder of record and mailed to the address of record; (b) there has been no change of address of record on the account within the preceding 30 days; (c) you can provide proper identification information; and (d) the proceeds of the withdrawal do not exceed $50,000. The Cancellation and Refund Rights set forth on page 8 or Complete Withdrawal or Termination on page 9 of this Prospectus may not be exercised by telephone.

     Shares held in retirement plans (such as IRA) are not eligible for the telephone withdrawal option. AIM Distributors has made arrangements with certain dealers to accept telephone instructions for the withdrawal of shares. AIM Distributors may impose conditions on these dealers, including the condition that they enter into agreements (which contain additional conditions with respect to the withdrawal of shares) with AIM Distributors. The Fund, AIM Distributors, the Custodian, and BFDS will not be liable for any loss, expense or cost arising out of any telephone withdrawal request effected in accordance with the authorization set forth at that item of the account application if they reasonably believe such request to be genuine, but may in certain cases be liable for losses due to unauthorized or fraudulent transactions if they do not follow reasonable procedures for verification of telephone transactions. Such reasonable procedures may include recording of telephone transactions, requests for confirmation of the Planholder's Social Security Number and current address, and mailings of confirmations promptly after the transaction.

     Shares withdrawn by telephone are redeemed at their net asset value next determined after a request for withdrawal in proper form is received by BFDS. Orders for the withdrawal of shares received in proper form prior to the New York Stock Exchange (NYSE) close on any business day of the Fund will be confirmed at the price determined as of the close of that day. Any loss resulting from the dealer's failure to submit a request for withdrawal within the prescribed time frame will be the responsibility of that dealer. Telephone withdrawal requests must be made by NYSE close on any business day of the Fund and will be confirmed at the price determined as of the close of that day. No telephone withdrawal request will be accepted which specifies a particular date for withdrawal or which specifies any special conditions.

     See "Complete Withdrawal or Termination" below for information concerning the method of providing written instructions to the Custodian to effect a partial withdrawal or liquidation and the circumstances under which the redemption of shares may be delayed.

15. COMPLETE WITHDRAWAL OR TERMINATION

     You may terminate your Plan at any time upon written request to BFDS. In terminating your Plan you may request the Custodian to deliver to you shares in book entry form or certificate form the Class II Shares you have accumulated (properly registered in your name) or you may direct the Custodian, as your agent, to withdraw your shares, redeem (liquidate) them and send you the proceeds. If you direct the delivery of your Class II Shares, sufficient shares will be redeemed to pay authorized deductions and transfer taxes, with any net balance to be paid in cash. The redemption of Class II Shares is a taxable event. See "Taxes."

     Instructions in writing for full liquidation of Class II Shares held in a Plan must be in the form of a letter signed by you with your signature guaranteed, as required by the Custodian. A signature guarantee is designed to protect you, the Plan, the Sponsor and the Custodian. Acceptable guarantors are banks, broker-dealers, savings and loan associations, credit unions, national securities exchanges and any other "eligible guarantor institution" as defined in rules adopted by the Securities and Exchange Commission (SEC). A notary public is not an acceptable guarantor. The Sponsor currently does not require signature guarantees for liquidation requests of $50,000 or less unless the proceeds are to be paid to a person other than the record owner or are to be sent to an address other than the one of record. Upon notice to you, this policy may be changed. Currently, in addition to these requirements, if you have invested in the Plan to establish an IRA, you should include the following information along with your written request for either partial or full liquidation of Class II Shares: (a) a statement as to whether or not you have attained age 59 1/2; (b) a statement as to whether or not you are legally disabled; (c) a statement as to whether or not you elect to have federal income tax withheld from the proceeds of the liquidation; and (d) your Social Security number along with the following statement: "I certify under penalties of perjury that the Social Security number provided is correct and that I am not subject to backup withholding either because I am exempt from backup withholding, I have not been notified by the Internal Revenue Service that I am subject to backup withholding, or the Internal Revenue Service has notified me that I am no longer subject to backup withholding." If you have been notified by the Internal Revenue Service that you are currently subject to backup withholding, then you should modify the preceding statement accordingly. Even if you elect not to have federal income tax withheld, you are liable for federal income tax on the taxable portion of the liquidation. You may also be subject to tax penalties under the estimated tax payment rules if your payments of estimated tax and withholding, if any, are not adequate. All documents must be in proper order before any liquidation can be executed. You should send liquidation requests to BFDS. The redemption price will be the net asset value of Class II Shares next determined after AIM Distributors or BFDS receives such documents in proper order.

     Except as set forth below, you will be sent the proceeds of a partial or complete liquidation within seven days after BFDS receives all necessary documents in proper order. However, BFDS will not mail redemption proceeds to you until checks received for any shares purchased by you have cleared. The payment period may be extended if the Custodian's right to redeem shares of the Fund has been suspended or restricted because: (a) trading on the NYSE is restricted, as determined by the applicable rules and regulations of the SEC;
(b) the NYSE is closed for other than customary weekend and holiday closings;
(c) the SEC has by order permitted such suspension; or (d) an emergency as determined by the SEC exists making disposition of portfolio securities or the valuation of the net assets of the Fund not reasonably practicable.

16. PLAN REINSTATEMENT PRIVILEGE

     You may, within 90 days after you have completely terminated your Plan as described in paragraph 15 above, by written request to BFDS, reinstate your Plan without any sales charge, subject to certain restrictions:

          A. By including with the request an amount which is 10% or more of the redemption proceeds, if no refunded sales charges were provided in the termination.

          B. By including with the request the full amount of all refunded sales charges, plus an amount equal to 10% or more of the shares redeemed, if the termination was done under the privileges described in paragraph 13, page 8.

     You may not reinstate a terminated plan if you have ever exercised the privilege previously. If you exercise the Plan Reinstatement Privilege, neither the total number of monthly investments to be made nor the unpaid balance of monthly Plan investments under the Plan will be affected.

     The complete termination of your Plan will normally result in the realization of gain or loss for federal income tax purposes. Any gain will be recognized and subject to the applicable capital gains tax; however, if a loss were realized, reinstatement of your Plan could effect a "wash sale," in which event the loss will not be recognized for tax purposes. The amount of the non-recognized loss will however, be added to the cost of the reinstated Plan to determine your basis for tax purposes.

     In addition to the Plan Reinstatement Privilege described above, the Sponsor may from time to time permit planholders who have previously terminated their Plans to establish new Plans on the following terms:

          1. The Planholder must open the new Plan with an investment equal to or less than the amount of the redemption proceeds received upon liquidation of the former Plan. No Creation and Sales Charges or Custodian fees will be subtracted from the initial investment.

          2. The number of the next payment due on the new Plan will be the number of the next payment due on the former Plan at the time it was terminated.

          3. Creation and Sales Charges on the new Plan will be the Creation and Sales Charges that would currently be applicable to the former Plan.

     The ability to establish such new Plans will not be generally available, but will be available only during such limited time periods as may be specified by the Sponsor from time to time.

17. CONTINUATION OF CUSTODIANSHIP

     If, after you have completed your Plan investments, you do not elect a complete or partial withdrawal of your investment in your Plan or termination of your Plan, then the Custodian will retain custody of the Class II Shares (provided there is no substitution of Class II Shares, as discussed below) and will continue to perform all of its services until after the 300th payment under your Plan has been made. You may, however, elect to continue the Custodianship after the 300th payment under the Plan, subject to the right of the Sponsor or Custodian to terminate the Plan.

                         CUSTODIAN AND SPONSOR CHARGES

CREATION AND SALES CHARGES

     The Sponsor receives the Creation and Sales Charges as compensation for its services and costs in creating the Plans and arranging for their administration, for making the Class II Shares available to you at their net asset value and for selling expenses and commissions with respect to the Plans. These charges are deducted from each of the first 12 monthly investments. For example, on a $50 per month Plan, $25.00 is deducted from each of the first 12 investments. After the 12th investment, Creation and Sales Charges no longer apply to subsequent monthly investments.

SERVICE CHARGES AND OTHER FEES

     Except as described below, there are currently no deductions to compensate the Sponsor or the Custodian for its services against Planholders' accounts or against Fund dividends and/or distributions received by the Custodian.

     If a Plan is not current and no Plan investments have been made for a 12-month period, the Custodian will deduct for its services a fee of $12 per year. A charge of $5.00 will be deducted for each monthly Plan investment received by check or other order for the payment of money which is not honored by the bank on which it is drawn. A charge of $2.50 will be made for terminating a Plan.

     Plans established as IRAs are subject to an annual IRA custodial fee of $10. This annual fee will be deducted from the Plan account unless a separate check is received in payment of the IRA custodial fee.

     The Fund and the Sponsor reserve the right to impose a processing fee of $1.50 for each monthly Plan investment received by check (up to a maximum of $5 per event). No charge will be imposed on the initial investment to establish a Plan. There is no processing fee on monthly Plan investments made through an automatic investment option. The check processing fee is not currently in effect.

     A Planholder will be charged for reproduction of account history at the rate of $5.00 for each year researched.

     All other Custodian fees which would otherwise be charged to the Plan or the Planholders, or deducted from Fund dividends and/or distributions, may be paid by the Fund or the Sponsor. Although there is no current intention to do so, the Fund reserves the right to cease paying such fees, and the Sponsor reserves the right to cause deductions in the future against the Plans, the Planholders, and Fund dividends and/or distributions to compensate the Custodian for its services.

                                     TAXES

     Under the Internal Revenue Code of 1986, as amended (Code), you are deemed for federal income tax purposes to be the owner of the underlying Class II Shares accumulated in your account. Dividends and distributions on such shares paid to you in cash or reinvested in additional Class II Shares are taxable to you. See "Taxes" in the accompanying Fund prospectus for a discussion of the tax treatment of such dividends and distributions. As soon as practicable after the close of each calendar year, you will be advised of the amount and nature of the ordinary income dividends and capital gains distributions received on your behalf during such year.

     The Creation and Sales Charges deducted from your investments in your Plan are not deductible for tax purposes by you, but are included in your tax basis for the Class II Shares in your account. Any Custodian fee and service charge you may have paid (whether as a deduction from your investments in your Plan or as a deduction from the distributions made on the Class II Shares in your account) may be deductible for tax purposes by you dependent on whether you itemize deductions, the total amount of your miscellaneous itemized deductions and the level of your adjusted gross income. Further, some of your itemized deductions (including any portion of miscellaneous itemized deductions which exceeds the 2% floor, state and local income and property taxes, home mortgage interest, and charitable contributions) will be reduced (but not by more than 80% thereof) by 3% of your adjusted gross income in excess of $126,600 ($63,300 if you are married and file separately; for tax years beginning in 1999 and as annually adjusted for inflation). This amount is calculated differently for married persons filing separate income tax returns.

     Under provisions of the Code, the Custodian may be required to withhold from dividends and liquidations 31% of all amounts otherwise payable to you if you have not provided the Custodian with a correct certified social security number or tax identification number or if you have been notified by the Internal Revenue Service that you are subject to "backup withholding" because of underreporting of reportable payments. The amounts withheld will be credited against your federal income tax liability, and, if withholding results in an overpayment of taxes, you may obtain a refund from the Internal Revenue Service.

     Neither the Custodian, BFDS, nor the Sponsor bears any taxes arising from the custody of the Class II Shares or the operations of the Custodianship under the Plans. The Custodian, BFDS, and the Sponsor are authorized to incur any expenses deemed necessary or appropriate in connection with any claim or possible claim for taxes against the Custodianship or the accounts of planholders. The Sponsor or the Custodian may, in its discretion, deduct charges against your account on a pro rata basis (determined by reference to the total number of Class II Shares affected) in order to pay or set up reserves for such claims and related expenses.

                             SUBSTITUTION OF SHARES

     The Sponsor may substitute shares of another investment medium as the underlying investment if it deems such action to be in the best interests of the Planholders. Such substituted investment will be generally comparable in character and quality to the Class II Shares, and will be registered with the SEC under the Securities Act of 1933, as amended. Before any substitution can be made, the Sponsor must:

          (a) Obtain an order from the SEC approving such substitution under the provisions of Section 26(b) of the Investment Company Act of 1940, as amended (the 1940 Act);

          (b) Give written notice of the proposed substitution to the Custodian;

          (c) Give written notice of the proposed substitution to you, giving a reasonable description of the substituted fund shares, with the advice that, unless you respond within 30 days of the date of mailing of such notice, you will be considered to have agreed to bear your pro rata share of expenses and taxes in connection with the substitution. The pro rata share of expenses and taxes are payable from any income dividends and any capital gains distributions, but if such dividends and distributions are insufficient, the pro rata share of expenses and taxes are collectable by the Custodian from the proceeds of the sale of Class II Shares held for your account; and

          (d) Provide the Custodian with a signed certificate stating that such notice has been given to you.

     If no response is received within the 30-day notice period, the Custodian will purchase shares of the substituted fund with subsequent investments received from you and any dividends and distributions which may be reinvested for your account. If shares of the substituted fund are also to be substituted for the shares already held, the Sponsor must arrange for the Custodian to be furnished, without payment of a sales charge of any kind, with shares of the substituted fund having an aggregate value equal to the value of shares of the Fund for which they are to be exchanged.

     If Class II Shares are not available for purchase for a period of 90 days or longer, and the Sponsor fails to substitute other shares, the Custodian may, but is not required to, select another underlying investment. If the Custodian selects a substitute investment, it shall first obtain an order from the SEC approving such substitution as specified above and then shall notify you, and if, within 30 days after mailing such notice, you give your written approval of the substitution and agree to bear your pro rata share of actual expenses, including any tax liability sustained by the Custodian, the Custodian may thereafter purchase such substituted shares. Your failure to give such written approval within the 30-day period shall give the Custodian authority to terminate your Plan.

     If Class II Shares are not available for purchase for a period of 90 days or longer, and neither the Sponsor nor the Custodian substitutes other shares, the Custodian has the authority, without further action on its part, to terminate the Plans.

                             TERMINATION OF A PLAN

     A Plan will normally remain in existence until you have made 300 investment units into your Plan. Neither the Sponsor nor the Custodian can terminate a Plan unless you have failed to make investments under your Plan for a period of 6 consecutive months from the scheduled due date of the last investment made (including any investments made in advance of their scheduled due dates). For example, you have made all investments due under your Plan through June 30th of a given year (regardless of when such investments were made) and you make no further investments, your Plan may not be terminated before December 31st of that same year. Any scheduled investment made prior to the termination of a Plan extends the due dates of all future investments for a period equal to the period during which no investments were made. Accordingly, you need only make one investment during each 6-month period to prevent your Plan from being terminated.

     A Plan may also be terminated prior to the accumulation of 300 investment units if shares of the Fund are not available and a substitution is not made. After 300 investment units have been made, or on the happening of any of the other events justifying termination, the Sponsor or the Custodian may terminate a Plan 60 days after mailing to you a written notice of the termination.

     On termination, the Custodian, acting as your agent, must withdraw the shares from the Custodianship and, as your agent, may surrender for liquidation all of the Class II Shares credited to your account, or sufficient Class II Shares to pay all authorized deductions. Any adjustment in Creation and Sales Charges or other charges occasioned by virtue of your termination through the exercise of one of the refund privileges will be made at the same time. The shares and/or cash, after payment of all authorized deductions, will be held by the Custodian as your agent for delivery to you upon your instruction. No interest will be paid on any cash balances held. If the Custodian does not receive a response within 60 days after mailing the notice of termination to you, the Custodian, in its discretion, may mail the shares, and its check payable to you, to your last known address of record, and you will be deemed to have no further rights under your Plan. In all events, terminated Plans will not be resold. Undeliverable shares and funds will be held by the Custodian in trust for your account, subject to the abandoned property laws of The Commonwealth of Massachusetts.

                                 THE CUSTODIAN

     State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02101, acts as Custodian for the Plans pursuant to a custodian agreement, (Custodian Agreement) with respect to Plans issued on or after such date. The Custodian is a corporation organized under the laws of the Commonwealth of Massachusetts. The Custodian's Internal Revenue Service Employer Identification Number is 04-1867445.

     The duties of the Custodian under the Custodian Agreement include the receipt of all of your investments and income dividends and capital gain distributions on Class II Shares, the processing of all authorized deductions therefrom and the purchase and retention of Class II Shares for your accounts. The Custodian also effects partial or complete liquidations of Plans in connection with withdrawals or terminations and the various other functions heretofore discussed.

     The Custodian receives and holds in trust without interest all cash and Class II Shares held by a Plan until completion and/or termination of the Plan. BFDS keeps a complete record of your account and mails receipts for each of your investments showing the number of shares held for your account, notices (including distribution notices and tax statements), reports to shareholders, prospectuses and proxy material. The Custodian causes periodic audits to be taken of the records it maintains relating to the Plans, unless such audits are arranged for by the Sponsor, and prepares and files tax returns and other reports required by law. The Custodian assumes only those responsibilities specifically imposed on it under its Custodian Agreement with the Sponsor. The Custodian has no responsibility for the choice of the underlying investment, for the investment policies and practices of the management of the Fund, for the acts or omissions of the Sponsor, for compliance by the Sponsor with the laws of the United States, any state or other jurisdiction relating to the sale, registration or qualification of securities, or for the Sponsor's compliance with any rules, regulations or orders of any regulatory agencies or commissions, for the validity of written designations of beneficiaries executed by planholders, or for signatures guaranteed by persons other than banks or members of national securities exchanges.

     The Custodian is authorized to commingle only those payments, dividends and certificates of Class II Shares which are held for or received from the various planholders of Plans which are subject to this Prospectus. While the Custodian does not assert a lien in general terms on the property held by it, the authorization conferred on the Custodian to make the various deductions discussed above, and in certain cases to sell Class II Shares, may be considered authorization to the Custodian to create such liens.

     The Custodian Agreement cannot be amended in such a manner as to adversely affect your material rights and privileges without your written consent.

     An unlimited number of Plans may be issued under the Custodian Agreement.

     Under certain circumstances as provided in the Custodian Agreement, the Sponsor or the Custodian has the right to terminate the services of the Custodian. However, no such termination or resignation may be made as to the Plans then in force unless all Class II Shares have been liquidated and the proceeds distributed to you, or unless a successor custodian has been designated and has accepted the custodianship. Any successor custodian must be a bank or trust company having at all times aggregate capital, surplus and undivided profits in excess of $1,000,000. Notice of such a change will be sent to you, but your consent is not required.

                                  THE SPONSOR

     A I M Distributors, Inc., (11 Greenway Plaza, Houston, Texas, 77046) the Sponsor and principal underwriter of the Plans offered by this Prospectus, was incorporated under the laws of the State of Delaware on November 18, 1976. It is a wholly owned subsidiary of A I M Advisors, Inc. (AIM). AIM is a wholly owned subsidiary of A I M Management Group Inc. (AIM Management), the parent corporation of AIM. AIM Management is a holding company engaged in the financial services business and is an indirect wholly owned subsidiary of AMVESCAP PLC, a publicly-traded holding company that, through its subsidiaries, is engaged in institutional investment management and retail mutual fund businesses in the United States, Europe and the Pacific Region. AIM Distributors is a member of the National Association of Securities Dealers, Inc. The Sponsor's directors and principal officers, all of whom have the same business address as the Sponsor, are listed below. AIM Distributors' Internal Revenue Service Employer Identification Number is 74-1894784.

     Charles T. Bauer is Chairman of the Board of Directors, A I M Management Group Inc., A I M Advisors, Inc., A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc. and Fund Management Company; and Director and Vice Chairman, AMVESCAP PLC.

     Michael J. Cemo is Director and President, A I M Distributors, Inc.; Director and Senior Vice President, A I M Management Group Inc.; and Director, A I M Fund Services, Inc.

     Robert H. Graham is Director, President and Chief Executive Officer, A I M Management Group Inc.; Director and President, A I M Advisors, Inc.; Director and Senior Vice President, A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc., and Fund Management Company; Director, AMVESCAP PLC.

     Gary T. Crum is Director and President, A I M Capital Management, Inc.; Director and Senior Vice President, A I M Management Group Inc. and A I M Advisors, Inc.; and Director, A I M Distributors, Inc. and AMVESCAP PLC.

     W. Gary Littlepage is Director and Senior Vice President, A I M Distributors, Inc., and Vice President, A I M Management Group Inc.

     James L. Salners is Executive Vice President, A I M Distributors, Inc.

     John Caldwell is Senior Vice President, A I M Distributors, Inc., A I M Management Group Inc.; Director and President, A I M Fund Services, Inc.

     Marilyn M. Miller is Senior Vice President, A I M Distributors, Inc.

     Gordon J. Sprague is Senior Vice President, A I M Distributors, Inc.

     Michael C. Vessels is Senior Vice President, A I M Distributors, Inc.

     Gene L. Needles is Senior Vice President, A I M Distributors, Inc.

     Carol F. Relihan is Director, Senior Vice President, General Counsel and Secretary, A I M Advisors, Inc.; Senior Vice President, General Counsel and Secretary, A I M Management Group Inc.; Director, Vice President and General Counsel, Fund Management Company; General Counsel and Vice President, A I M Fund Services, Inc.; and Vice President, A I M Capital Management, Inc. and A I M Distributors, Inc.

     Dawn Hawley is Chief Financial Officer and Senior Vice President of A I M Management Group Inc.; Director, Senior Vice President and Treasurer of A I M Advisors, Inc.; Vice President and Treasurer of A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc. and Fund Management Company.

     B. J. Thompson is First Vice President, A I M Distributors, Inc.

     Mary A. Corcoran is Senior Vice President, A I M Fund Services, Inc. and Vice President of A I M Distributors, Inc.

     James R. Anderson is Vice President, A I M Distributors, Inc. and Fund Management Company

     Mary K. Coleman is Vice President, A I M Distributors, Inc.

     Melville B. Cox is Vice President and Chief Compliance Officer A I M Advisors, Inc., A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc. and Fund Management Company.

     Glenda A. Dayton is Vice President, A I M Distributors, Inc.

     Sidney M. Dilgren is Vice President, A I M Distributors, Inc.; and Senior Vice President, A I M Fund Services, Inc.

     Tony D. Green is Vice President, A I M Distributors, Inc.; and Senior Vice President, A I M Fund Services, Inc.

     Charles H. McLaughlin is Vice President, A I M Distributors, Inc.

     Ivy B. McLemore is Vice President, A I M Distributors, Inc.

     Ofelia M. Mayo is General Counsel, Vice President and Assistant Secretary, A I M Distributors, Inc.; Assistant General Counsel and Assistant Secretary,
A I M Capital Management, Inc., A I M Fund Services, Inc. and Fund Management Company and Assistant General Counsel, Assistant Secretary and Vice President, A I M Advisors, Inc.

     Terri L. Randsell is Vice President, A I M Distributors, Inc.

     Kamala C. Sachidanandan is Vice President, A I M Distributors, Inc.

     Frank V. Serebrin is Vice President, A I M Distributors, Inc.

     Christopher T. Simutis is Vice President, A I M Distributors, Inc.

     Gary K. Wendler is Vice President, A I M Distributors, Inc.

     Norman W. Woodson is Vice President, A I M Distributors, Inc.

     Mr. Bauer and Mr. Graham are directors of, and Messrs. Bauer, Graham and Ms. Relihan are officers of, some or all of the investment companies advised or managed by AIM. Directors of the Sponsor do not receive any compensation for their services. Officers and employees of the Sponsor receive no compensation from the Sponsor, but are compensated by AIM Management. All officers and employees of the Sponsor are currently covered by a fidelity bond in the amount of $35,000,000. AIM, a wholly owned subsidiary of AIM Management, acts as investment advisor of the Fund and receives a fee from the Fund for its services.

     The Sponsor is the principal underwriter of the Fund and of the following other open-end investment companies advised or managed by AIM: AIM Advisor Funds, Inc., AIM Equity Funds, Inc., AIM Funds Group, AIM Growth Series, AIM International Funds, Inc., AIM Investment Funds, AIM Investment Securities Funds, AIM Series Trust, AIM Special Opportunities Funds, AIM Tax-Exempt Funds, Inc. and AIM Variable Insurance Funds, Inc. AIM serves as investment advisor to each of such investment companies. For information concerning these investment companies and AIM Management, AIM and A I M Capital Management, Inc., and the investment management and investment advisory fees received by AIM from the Fund, see "Fund Management -- The Advisor and Subadvisor" in the attached prospectus of the Fund.

                                    GENERAL

     The Plans are organized under and are governed by the laws of The Commonwealth of Massachusetts. The Plans are considered to be a unit investment trust under the 1940 Act and are so registered with the SEC. Such registration does not imply supervision of management or investment practices or policies by the SEC.

     The Custodian Agreement provides that no adverse changes will be made in the terms or conditions of Plans once they have been issued. Your consent to changes in Plans that are not adverse or that apply only to Plans issued after your Plan was issued is not required.

     The Plans are distributed by authorized investment brokers and mutual fund dealers who are members of the National Association of Securities Dealers, Inc., and who have executed dealer agreements with the Sponsor. Commissions of up to 93% of the total Creation and Sales Charges will be paid to such authorized investment brokers and mutual fund dealers. These dealers and investment brokers are independent contractors. Nothing herein or in other literature and confirmations issued by the Sponsor or the Custodian, including the words "representative" or "commission," shall constitute any dealer or investment broker, a partner, employee or agent of the Sponsor or the Custodian. Neither the Sponsor nor the Custodian shall be liable for any acts or obligations of any such dealer or investment broker. Dealers who receive 90% or more of the Creation and Sales Charges applicable to Plan payments may be deemed to be underwriters under the Securities Act of 1933 and may, therefore, be subject to certain liabilities imposed upon underwriters by such Act. In the event the broker or dealer of record designated for a Plan is changed after the establishment of the Plan, such change will appear on the Sponsor's records; however, payment of commissions on your future investments may continue to be made to the original broker or dealer of record notwithstanding such change.

     AIM Summit Investors Plans II are presently offered in all states.

     This Prospectus omits some of the information contained in the registration statement filed with the SEC. You may obtain copies of the registration statement, including items omitted herein, from the SEC by paying the charges prescribed under its rules and regulations.

                       CONTENTS OF REGISTRATION STATEMENT


         This Registration Statement comprises the following papers and documents:

         The facing sheet.

         The Prospectus consisting of 16 pages.

         Signatures.

         Written consents of the following persons:

                  None


         The following exhibits:

         Exhibit Number                     Description
         --------------                     -----------
         1.A(1)        -   Custodian Agreement, dated April 29, 1999 between
                           A I M Distributors, Inc. and State Street Bank and
                           Trust Company is filed electronically herewith.

           A(2)        -   None.

           A(3)(a)     -   None.

           A(3)(b)     -   Form of Dealer Agreement between A I M Distributors,
                           Inc. and selected dealers is filed electronically herewith.

           A(3)(c)     -   AIM Summit Investors Plans II Commission Schedule is
                           filed electronically herewith.

           A(4)        -   None.

           A(5)(a)     -   None.

           A(6)(a)     -   Certificate of Incorporation, as amended, of A I M
                           Distributors, Inc. is filed electronically herewith.

           A(6)(b)     -   Amended and Restated By-Laws of A I M Distributors,
                           Inc. dated February 11, 1997 is filed electronically herewith.

           A(7)        -   None.

           A(8)(a)(i)  -   Distribution Agreement between A I M Distributors,
                           Inc. and Registrant dated February 28, 1997 is filed electronically herewith.

           A(8)(a)(ii) -   Amendment No. 1 to the Distribution Agreement between
                           A I M Distributors, Inc. and Registrant dated
                           February 28, 1997 is filed electronically herewith.

           A(9)(a)     -   None.

         Exhibit Number                     Description
         --------------                     -----------

           A(10)(a)     -  Form of AIM Summit Investors Plans II Application is
                           filed electronically herewith.

         2.             -  Opinion and Consent of Ballard Spahr Andrews &
                           Ingersoll, LLP, is filed electronically herewith.

         3.A            -  Omitted Financial Statements - None.

         3.B            -  Consent - None.

         4.             -  None.

         5.(Exhibit 27) -  Financial Data Schedule - None.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Sponsor of the Registrant has duly caused this Registration Statement to be signed on behalf of the Registrant by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas on the 30th day of April, 1999.

                                       Registrant: AIM SUMMIT INVESTORS PLANS II

                                       By: A I M DISTRIBUTORS, INC.


                                       By: /s/ MICHAEL J. CEMO
                                           -------------------------------------
                                               Michael J. Cemo, President
ATTEST:

/s/ KATHLEEN J. PFLUEGER
-------------------------------
Kathleen J. Pflueger, Secretary

         Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURE                          TITLE                  DATE
          ---------                          -----                  ----

    /s/ MICHAEL J. CEMO              President and Director
-------------------------------   (Principal Executive Officer)   April 30, 1999
       (Michael J. Cemo)

   /s/ CHARLES T. BAUER                    Chairman and           April 30, 1999
-------------------------------             Director
      (Charles T. Bauer)

     /s/ GARY T. CRUM                       Director              April 30, 1999
-------------------------------
        (Gary T. Crum)

   /s/ ROBERT H. GRAHAM                     Director              April 30, 1999
-------------------------------
      (Robert H. Graham)

  /s/ W. GARY LITTLEPAGE                    Director              April 30, 1999
-------------------------------
     (W. Gary Littlepage)

    /s/ DANA R. SUTTON            Vice President and Treasurer    April 30, 1999
-------------------------------     (Principal Financial and
       (Dana R. Sutton)                Accounting Officer)

                                INDEX TO EXHIBITS


         Exhibit Number                     Description
         --------------                     -----------
         1.A(1)        -   Custodian Agreement, dated April 29, 1999, between
                           A I M Distributors, Inc. and State Street Bank and
                           Trust Company.

           A(3)(b)     -   Form of Dealer Agreement between A I M Distributors,
                           Inc. and selected dealers.

           A(3)(c)     -   AIM Summit Investors Plans II Commission Schedule.

           A(6)(a)     -   Certificate of Incorporation, as amended, of A I M
                           Distributors, Inc.

           A(6)(b)     -   Amended and Restated By-Laws of A I M Distributors,
                           Inc. dated February 11, 1997.

           A(8)(a)(i)  -   Distribution Agreement between A I M Distributors,
                           Inc. and AIM Summit Fund, Inc. dated February 28,
                           1997.

           A(8)(a)(ii) -   Amendment No. 1 to the Distribution Agreement.

           A(10)(a)    -   Form of AIM Summit Investors Plans II Application.

         2.            -   Opinion and Consent of Ballard Spahr Andrews &
                           Ingersoll, LLP.